Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at June 11, 2012

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the three and six-month periods ended April 30, 2012, unless otherwise noted. It should be read in conjunction with the audited financial statements and related notes as at and for the fiscal year ended October 31, 2011 and the condensed interim financial statements for the three-month period ended January 31, 2012. The financial statements for the three and six-month periods ended April 30, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2011, dated January 23, 2012, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

OVERVIEW

Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. The Corporation’s 2009 exploration program led to the discovery of a new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate (April 2011). The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. In addition, the Corporation undertook advanced exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high-value rare earth project opportunities throughout North America.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE Amex (now NYSE MKT) and the Toronto Stock Exchange under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

RECENT DEVELOPMENTS

On May 9, 2011, the Québec government launched its “Plan Nord” economic-development program. The Plan Nord promises to be carried out over a period of 25 years. It is intended to lead to more than $80 billion in investments during that time and create or consolidate, on average, 20,000 jobs a year, equivalent to 500,000 man-years. Quest has had a number of meetings with Québec government representatives regarding the Strange Lake project; these representatives have expressed strong support for the realization of the B-Zone REE deposit development. Investissement Québec has been designated by the Québec government as the vehicle to provide investment capital of up to $1 billion towards resource development projects north of the 49th parallel.

QUÉBEC, NEWFOUNDLAND AND LABRADOR PROJECT

Strange Lake Rare Earth Project

The Strange Lake property comprises a total of 1,028 claims, of which 873 are in Québec and 155 are in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 42,700 hectares (Figure 1). Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.

Current Exploration

Planning for the 2012 summer exploration program was undertaken during the quarter ended April 30, 2012. Quest technical staff also worked with researchers from McGill University, Montreal, Québec, to advance important geological studies on the genesis of the Strange Lake B-Zone rare earth deposit to develop proprietary exploration tools to aid in the identification of new, as-yet undiscovered areas of mineralization on the Strange Lake property and to prioritize new exploration target areas elsewhere in the region. The research work continues and will include a significant amount of field investigation during the upcoming summer campaign.

Pre-Feasibility Study Work

Quest completed a limited condemnation drilling program at Strange Lake in mid-April 2012 in support of potential mining and processing-related infrastructure for the B-Zone REE deposit being investigated in a Pre-Feasibility Study (PFS). Three holes were drilled at an area named CP3, east of the B-Zone and northwest of the Main Zone (Figure 2). Drilling was conducted to test the composition, rock quality and thickness of non-REE bearing rock units. Drilling successfully delineated relatively thick (25-50 m) gneissic rocks overlying the Strange Lake alkalic complex. Table 1 summarizes the location and attitude of the CP3 holes.

Table 1: Drilling Summary of Condemnation Drilling at Area CP3, Strange Lake, Québec

Hole-ID	Easting	Northing	Elevation (m)	Depth	Azimuth	Dip
CP3-1	429835	6243160	522.0	152.0	0	-90
CP3-2	428695	6242915	527.0	151.0	260	-50
CP3-3	429300	6242775	534.0	149.0	0	-90

Figure 1 – Property Location Map, George River Area Projects,

Québec and Newfoundland and Labrador

Figure 2 – Location Map of the CP3 Boreholes, Strange Lake Project, Québec

Engineering studies undertaken during the period focused on the selection of various facility sites, particularly the airstrip and the process plant. Work also continued on the selection of an optimum route for the access road. A detailed program of work for geotechnical investigations during the summer months was also prepared.

Metallurgical Test Work Results

Quest recently announced the results from the bench-scale, metallurgical investigation of B-Zone mineralization. A preliminary flow sheet has been developed for the mineralization and is presented in Figure 3.

Quest reported that significant improvements in metal extraction have been achieved at Hazen Research, of Golden, Colorado (“Hazen”). Acid consumptions of approximately 200 kg/ton are being achieved with REE dissolutions in the 90%-96% range, niobium dissolutions in the 93%-96% range, and zirconium dissolutions in the 85%-93% range. Considerable bench-scale work has shown excellent reproducibility, and most operating variables have been established.

Work at Process Research Ortech Inc. (“Ortech”) commenced in the first quarter of 2012, and significant progress has been achieved. Flow sheets to achieve the separation of zirconium, niobium, uranium and thorium, and REE concentrate have been developed. Quest reported that bench-scale work has confirmed these flow sheets to the extent that a zirconium hydroxide product and a REE+Y oxalate product have been produced. Uranium and thorium were also successfully extracted from the circuit with the intention of producing an environmentally-stable discharge product. Significant work has been carried out on niobium and titanium separation. It is expected that this separation will be resolved by the end of June 2012.

Figure 3 - Block Flow Diagram

Strange Lake B-Zone ROM
Crushing
Grinding
Sulphuric Acid
Pelletizing
Acid Plant
Thermal Sulphation
Acid Recovery
Recovered Sulphuric Acid
Calcine
Water Leach
Process Water
Slurry
Filtration
Solids
Neutralization
Disposal to Tails
PLS
Zr Extraction
Zr Product
Nb Extraction
Nb Product
U/Th Removal
Final Disposal on Site
Oxalic Acid
Oxalate Precipitation
Filtration
Oxalate Concentrate
HCl Re-dissolution
Y
Nd
Tb
Dy
Eu
Bulk REE

Results of work completed are indicated in the table below.

	Previous	Current
Leach Extraction
Zr	80%	85-93%
Nb	80%	93-96%
REE+Y	80%	90-96%

Solid Liquid Separation	—	98-99%

Solvent Extraction Recoveries[1]
Zr	96%	95-97%
Nb	96%	85-95%
REE+Y	96%	>96%

Overall Recoveries
Zr	77%	80-89%
Nb	77%	77-90%
REE+Y	77%	85-91%

A parallel study is being conducted into two pre-concentration methods aimed at reducing the total amount of feed passing to the extraction stage. A flotation testwork program has been initiated at the RPC laboratory in Fredericton, New Brunswick, and testing of gravity concentration coupled with magnetic separation is being conducted at the Hazen laboratory in Golden, Colorado.

Thermal Sulphation

Extensive bench-scale testing of a thermal sulphation process has been completed at Hazen. Test work has been performed on a number of metallurgical samples, including a composite sample that represents the first ten years of mine life.

In the process that has been developed, run of mine material is crushed and ground, then mixed with sulfuric acid. The material is then heated and undergoes a thermal sulphation process where the sulphuric acid attacks the ore and forms the sulphates of the contained value metals. The dry calcine proceeds to a water leach where the values are dissolved into solution. The slurry is filtered and washed to produce a pregnant leach solution.

Extensive testing of the thermal process has determined conditions at which the refractory rare earth containing minerals can be attacked without the use of caustic (sodium hydroxide) or extreme temperatures. Rare earth, zirconium, and niobium recoveries to solution of up to 96%, 93%, and 96%, respectively, have been demonstrated.

Solvent Extraction Experiments

Bench-scale solvent extraction test work to develop the separation processes at Ortech is ongoing. A detailed literature review has been completed, and this has formed the basis for the successful test work program that has identified separation routes to deliver zirconium and hafnium, niobium and titanium, the removal of uranium and thorium and a mixed rare earths concentrate. Small quantities of zirconium product, and a bulk REE+Y concentrate have also been produced.

The pregnant leach solution containing the zirconium, niobium and rare-earth values is the starting point for solvent extraction testing. The bench-scale testing involves selecting appropriate organic reagents and analyzing their ability to separate the value metals from contaminants and each other. All solvent extraction separations are achieved using commercially-available extractants.

[1]	Projected based on typical counter-current SX operation. These recoveries will be confirmed in mini-pilot testing expected to begin in Q4 2012.

In the flow sheet that has been developed, zirconium and niobium are removed and uranium and thorium recovered for final disposal. Following these initial separations, oxalic acid is added to the main process stream to precipitate rare earths and yttrium. More than 97% of the REE+Y values in solution are recovered to the oxalate precipitate. This oxalate precipitate will then be re-dissolved to produce a concentrated solution of rare earths and yttrium, which will undergo further refining using solvent extraction to achieve the individual separations.

Future Work

Final plans for the summer exploration are being formulated with an anticipated start-up of activities in mid-July 2012. Upon completion of the bench-scale metallurgical work, mini-pilot plant testing to confirm individual product flow sheets established is scheduled to begin in September, 2012. The results of these pilot programs will be used to finalize the flow sheet for the full-scale pilot plant which is expected to be operational in Q1 2013. The separation facility will therefore not be part of the PFS.

The metallurgical testwork and the engineering resulting from the PFS will be used to develop an update of the anticipated capital and operating costs of the project.

Alterra Strange Lake Option Property Agreement, Newfoundland and Labrador

On June 15, 2010, Quest entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest in 2009, known as the SLG and A-Zone occurrences.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

Current Work

Quest committed to the second year of work on the project with the completion of a 1,089.85 m, eleven-hole winter diamond drilling program. The program was completed over a 26-day period between March and April 2012. The purpose of this drilling was to test high-grade total rare earth oxide (TREO) intersections obtained during Quest’s winter 2011 work (Figure 4).

Multiple intersections of mineralized pegmatite were intersected in all but one of the exploration holes drilled and ranged in thickness from 0.15 m to 12.09 m. Mineralization is consistent with that observed in 2011 drilling. The 2012 drill results have confirmed the presence of strong, near-surface pegmatite and aplite-style REE mineralization as seen in 2011.The mineralization has been defined over vertical thicknesses of almost 46.0 m. The best results from the winter program are listed below in Table 2.

The better grades observed are similar to the pegmatite-style of mineralization observed on Quest’s Strange Lake B-Zone REE deposit. Mineralization is composed of a high proportion of pegmatite sheets that are intercalated with weakly to moderately-altered Strange Lake peralkaline granite. Hematite alteration, which is extensively developed with the better grades of mineralization at the B-Zone, appears to be restricted to the mineralized pegmatites and within a narrow envelope in the adjacent host granite.

Future Exploration Activities

Permitting is currently underway for an additional 2,000 metres of diamond drilling during the 2012 summer exploration season. The new drilling will fulfill third-year commitments for the option agreement. This exploration will provide better resolution between existing holes and identify pegmatite mineralization outside of the current drilling area. Additional field work will be completed during the 2012 summer season consisting of bedrock mapping and outcrop sampling. The surface mapping and sampling will be completed as part of larger mapping project that will cover the entire Strange Lake Alkaline Intrusion.

Table 2: Summary of Best Diamond Drilling Results, Alterra Strange Lake Option, Labrador

HOLE-ID	FROM	TO	Length (m)	TREO%	LREO%	HREO%	% HREO/TREO
ALT12005	48.56	70.82	22.26	0.8821	0.2267	0.6555	74.31

ALT12006	21.38	41.35	19.97	0.8392	0.2323	0.6069	72.32
including	29.43	35.0	5.57	1.1465	0.2853	0.8612	75.12
ALT12006	84.0	92.5	8.5	2.1883	1.3088	0.8795	40.19
including	84.0	86.0	2.0	2.5981	1.4231	1.1750	45.23
and incl.	89.0	92.5	3.5	3.4913	2.2989	1.1924	34.15

ALT12007	19.45	48.31	28.86	0.9310	0.4444	0.4866	52.27
including	19.45	24.0	4.55	1.6220	1.1560	0.4660	28.73

ALT12009	82.02	91.93	9.91	2.0707	1.3419	0.7288	35.20
ALT12009	83.6	87.93	4.33	3.6514	2.6547	0.9968	27.30

ALT12010	13.17	34.35	21.18	1.0613	0.3308	0.7304	68.83
including	16.87	23	6.13	1.4375	0.3465	1.0909	75.89
ALT12010	77.45	82.05	4.6	1.3392	0.4817	0.8575	64.03
ALT12010	100.16	102.5	2.45	1.2824	0.6430	0.6394	49.86

ALT12011	42.16	53.6	11.44	2.2402	1.3953	0.8449	37.72
ALT12011	90.73	97.98	7.25	0.8993	0.3256	0.5737	63.79
including	96.34	97.98	1.64	2.1356	0.4080	1.7276	80.90

ALT12012	9.18	20.54	11.36	1.1470	0.5886	0.5584	48.68

Figure 4 – Location Map of Alterra Drilling

Misery Lake Rare Earth Project, Québec and Labrador

The Misery Lake property consists of a single claim block comprising 1,685 claims, with 1,640 claims in Québec and 45 claims in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,254 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest’s crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O 3, 1.2% P2O5 , 1.5% TiO2 and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total of 91 claims were allowed to lapse in Newfoundland and Labrador.

The exploration led to the identification of three large, rare-earth bearing, ring features that are characterized as a series of 5 to 6 km diameter, compositionally-zoned granitic alkali complexes. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

Current work on the property consists of exploration and logistical planning for the 2012 field season. Exploration planning is ongoing with the validation and review of all existing data. In early March 2012, Quest’s existing airborne magnetic survey was reinterpreted by Geosoft®, producing a VOXI® three-dimensional geophysical model of the data. The new model is currently being integrated into exploration planning considerations for 2012. A quotation for additional airborne and ground geophysical work was received in May. Permitting is ongoing with respect to the establishment of an exploration camp on the property. Quotations from contractors bidding on the construction of the temporary exploration camp have been received and are being evaluated.

Future Exploration Activities

Given the success of the 2011 exploration programs at Misery Lake, Quest intends to significantly expand the scope of exploration on the property during the second half of 2012. A program of ground and airborne geophysics, prospecting, detailed geological mapping and geochemical sampling is currently being planned. This work will be followed by at least 5,000 metres of diamond drilling to test three alkalic intrusions identified on the property, including the primary Misery Lake Alkaline intrusion. Further drilling is also planned in proximity to borehole ML11009 and ML11010, which returned high grades of REE mineralization with several values significantly above background level.

Ramusio Rare Earth Project, Québec and Labrador

The Ramusio property consisted of a single claim block comprising 53 claims with 36 claims in Québec and 17 claims in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 1,817 hectares. Quest acquired these claims as a result a newly-released Regional Airborne Magnetic data from the Newfoundland and Labrador Government. The Mag data indicated a number of circular magnetic features similar to the ring features as observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.

Current Work and Future Exploration Activities

Following a geological review, it was decided that no exploration work was to be conducted on this project. On April 23, 2012, all claims were allowed to lapse. As a result, the Corporation wrote off mining acquisition costs of $5,916 and deferred exploration expenditure of $119 during the period.

Nanuk Uranium Project, Québec

The Nanuk property consists of a single claim block comprising 262 claims and totaling 12,690 hectares. The property is located within the George River Area approximately 175 km northeast of Schefferville and 60 km south of the Strange Lake Project. The property covers four significant areas of bedrock mineralization, covering an area of four km2. This uranium mineralization is associated with a sequence of tightly-folded, medium to coarse-grained, leuco-granite horizons with biotite. Previous prospecting, bedrock-channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole (NA09-01) drilled in 2009, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.

Current Work

No exploration work was conducted on the property during the second quarter. During April 2012, a total of 56 claims were dropped in the northern portion of the property where previous work did not return any significant results. The remaining Nanuk claim block covers all significant uranium mineralization.

Future Exploration Activities

The Corporation has sufficient work-credits to maintain the claims in good standing and management is continuing to assess which of the remaining claims form part of the strategic focus of the project.

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the contents of this report and has approved the disclosure of the technical information contained herein.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	2012(1)		Year ended October 31, 2011(1)				Year ended October 31, 2010(2)
	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $

Revenues	186,583	180,793	209,002	164,778	167,812	153,304	3,291	2,514

Net loss	(1,971,430)	(557,870)	(1,905,767)	(858,092)	(1,067,883)	(7,550,716)	(2,166,765)	(363,830)

Basic and fully diluted net income (loss) per share	(0.03)	(0.01)	(0.03)	(0.01)	(0.02)	(0.13)	(0.05)	(0.01)

(1):	Prepared under IFRS
(2):	Prepared under Canadian GAAP

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Results of Operations

Adoption of International Financial Reporting Standards (“IFRS”)

The Corporation prepared its condensed interim financial statements for the three and six-month periods ended April 30, 2012 in accordance with IFRS. For all periods up to and including the year ended October 31, 2011, the Corporation prepared its consolidated financial statements in accordance with the previously-applicable Canadian generally accepted accounting principles (“Canadian GAAP”). The Corporation adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. The first date at which IFRS was applied was November 1, 2010 (“Transition Date”). In accordance with IFRS, the Corporation has:

•	provided comparative financial information;

•	applied the same accounting policies throughout all periods presented;

•	retrospectively applied all effective IFRS standards as at June 11, 2012, as required; and

•	applied certain optional exemptions and mandatory exceptions as applicable for first time IFRS adopters.

Note 12 of the unaudited condensed interim financial statements as at and for the three-month period ended January 31, 2012 describe in detail the initial exemptions and transitional adjustments under IFRS as at November 1, 2010. For more information, the reader should refer to the Corporation’s condensed interim financial statements and associated MD&A as at and for the three-month period ended January 31, 2012 and to the Corporation’s Annual Report for the year ended October 31, 2011 and its MD&A disclosures about IFRS transition and related adjustments, copies of which are available on SEDAR at www.sedar.com.

Three-month period ended April 30, 2012 compared with the three-month period ended April 30, 2011

Revenues for the three-month period ended April 30, 2012 consisted of interest income of $126,635 (2011 – $167,812) and Operator’s fees of $59,948 (2011 – nil). Interest income included interest earned on funds on deposit and accrued interest on investments held-to-maturity, which was derived from previous equity financings and the exercise of stock options and warrants. Operator’s fees resulted from an exploration and option agreement with Search Minerals on the Alterra-Strange Lake Project.

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at April 30, 2012, the Corporation had a total of $39,070,307 in cash and investments held-to-maturity (2011 – $50,925,035).

Expenses for the quarter ended April 30, 2012, as detailed in the Interim Statements of Comprehensive Loss, totaled $2,317,349 (2011 – $1,234,595).

The Unrealized loss on investments held for trading for the quarter ended April 30, 2012 totaled $9,250 (2011 – $1,100).

For the quarter ended April 30, 2012, the Corporation reported a net loss of $1,971,430 as compared to a net loss of $1,067,883 for the quarter ended April 30, 2011, after a future income tax recovery of $168,586 (2011 – nil). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, Investor relations and Administration expenses totaled $2,285,219 (2011 – $1,202,962). The increase of $1,082,257 related to the following variations:

•

Professional fees increased by $65,144 to $386,535 (2011 – $321,391) and related mainly to higher legal fees of $32,166 and higher accounting fees of $63,328 offset by lower consulting fees of $30,350 during the quarter ended April 30, 2012.

•

Investor relations expenses totaled $797,725 compared to $456,746 for the quarter ended April 30, 2011. The net increase of $340,979 related to increased investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses and the listing and commencement of trading on NYSE MKT on May 23, 2011 and the Toronto Stock Exchange on March 1, 2012. The major variations included: an increase in Stock transfer and listing fees of $136,607 to $236,751 (2011 – $100,144) relating to Quest’s listing on the Toronto Stock Exchange; an increase of $130,326 to $178,414 (2011 – $48,088) in costs related to the printing and filing of news releases on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov); and an increase of $74,046 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $382,560 (2011 – $308,514).

•

Administration expenses increased by $676,134 to $1,100,959 for the quarter ended April 30, 2012 (2011 – $424,825). The main components of this variance consisted of an increase of $52,120 in administrative salaries and employee benefits to $107,834 (2011 – $55,714) due mainly to the hiring of additional personnel; an increase in Directors’ fees of $36,794 to $48,750 (2011 – $11,956); an increase in Directors’ and Officers’ liability insurance expenses of $21,497 to $27,335 (2011 – $5,838) as a result of increased coverage; an increase in rent of $24,195 to $27,264 (2011 – $3,069) due to increased administrative staff requirements; an increase of $9,810 to $12,172 (2011- $2,362) in telephone, internet and IT support services; an increase in education and training costs of $20,866 to $43,570 (2011 – $22,704); an increase in other administrative expenses of $57,274 to $73,457 (2011 – $16,183); and an increase of $453,578 in Stock-based compensation costs to $760,577 (2011 – $306,999). The significant increase in Stock-based compensation costs, using the Black-Scholes option pricing valuation model, was as a direct result of the number and vesting period of stock options granted in the three-month period ended April 30, 2012 of 375,000 (2011 – 100,000).

During the three-month period ended April 30, 2012, the Corporation recorded a write-down of mining properties and deferred costs of $32,130 (2011 – $31,633). The costs of mining properties and deferred costs are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the quarter ended April 30, 2012, the Corporation performed impairment reviews of its properties and as a result decided to write-off carried forward expenditures totaling $32,130.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 3 to the condensed interim financial statements, totaled $3,835,482 for the quarter ended April 30, 2012 (2011 – $2,450,105) and consisted of $3,826,108 (2011 – $2,420,304) in exploration expenses and $9,374 (2011 – $29,801) in acquisition costs. Stock-based compensation expenses related to Mining properties totaled $232,360 for the three-month period ended April 30, 2012 (2011 – $573,482). In addition, the Corporation recorded Tax credits receivable of $1,138,000 (2011 – nil) relating to these expenditures.

The Corporation has recognized its Investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at April 30, 2012, the fair value of the Investments held for trading was $17,900 compared to $13,200 as at October 31, 2011. The corresponding Unrealized loss on investments held for trading was $9,250 compared to an Unrealized loss of $1,100 for the quarter ended April 30, 2011.

Six-month period ended April 30, 2012 compared with the six-month period ended April 30, 2011

Revenues for the six-month period ended April 30, 2012 totaled $367,376 (2011 – $321,116) and consisted of interest income of $307,428 (2011 – $321,116) and Operator’s fees of $59,948 (2011 – nil). Interest income included interest earned on funds on deposit and accrued interest on investments held-to-maturity, which was derived from previous equity financings and the exercise of stock options and warrants. Operator’s fees resulted from an exploration and option agreement with Search Minerals on the Alterra-Strange Lake Project.

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at April 30, 2012, the Corporation had a total of $39,070,307 in cash and investments held-to-maturity (2011 – $50,925,035).

Expenses for the six-month period ended April 30, 2012, as detailed in the Interim Statements of Comprehensive Loss, totaled $3,231,703 as compared to $8,937,515 for the six-month period ended April 30, 2011.

The Unrealized gain on investments held for trading for the six-month period ended April 30, 2012 totaled $4,700 compared to an Unrealized loss of $2,200 for the six-month period ended April 30, 2011.

For the six-month period ended April 30, 2012, the Corporation reported a net loss of $2,529,300 as compared to a net loss of $8,618,599 for the six-month period ended April 30, 2011, after a future income tax recovery of $330,327 (2011 – nil). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, Investor relations and Administration expenses totaled $3,195,328 (2011 – $8,609,682). The decrease of $5,414,354 related to the following variations:

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Professional fees increased by $27,201 to $561,869 (2011 – $534,668) and related mainly to higher legal fees of $77,000 and higher accounting fees of $33,278 offset by lower consulting fees of $83,077 during the six-month period ended April 30, 2012.

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Investor relations expenses totaled $1,215,481 compared to $747,766 for the six-month period ended April 30, 2011. The net increase of $467,715 related to increased investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses and the listing and commencement of trading on NYSE MKT on May 23, 2011 and the Toronto Stock Exchange on March 1, 2012. The major variations included: an increase in Stock transfer and listing fees of $173,110 to $297,183 (2011 – $124,073) relating to Quest’s listing on the Toronto Stock Exchange; an increase of $134,827 to $190,058 (2011 – $55,231) in costs related to the printing and filing of news releases on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov); and an increase of $159,778 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $728,240 (2011 – $568,462).

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Administration expenses decreased by $5,909,270 to $1,417,978 for the six-month period ended April 30, 2012 (2011 – $7,327,248). The main components of this variation consisted of an increase of $81,541 in administrative salaries and employee benefits to $182,847 (2011 – $101,306) due mainly to the hiring of additional personnel; an increase in Directors’ fees of $79,303 to $97,500 (2011 – $18,197); an increase in Directors’ and Officers’ liability insurance expenses of $41,799 to $52,308 (2011 – $10,509) as a result of increased coverage; an increase in rent of $39,157 to $43,761 (2011 – $4,604) due to increased administrative staff requirements; an increase of $16,264 to $21,252 (2011- $4,988) in telephone, internet and IT support services; an increase in education and training costs of $20,771 to $43,570 (2011 – $22,799); and an increase in other administrative expenses of $79,551 to $123,463 (2011 – $43,912) offset by a decrease of $6,267,656 in Stock-based compensation costs to $853,277 (2011 – $7,120,933). The significant decrease in Stock-based compensation costs, using the Black-Scholes option pricing valuation model, was as a direct result of the number and vesting period of stock options granted in the six-month period ended April 30, 2012 of 600,000 (2011 – 2,275,000).

During the six-month period ended April 30, 2012, the Corporation recorded a write-down of mining properties and deferred costs of $36,375 (2011 – $327,833). The costs of mining properties and deferred costs are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the six-month period ended April 30, 2012, the Corporation performed impairment reviews of its properties and as a result decided to write-off carried forward expenditures totaling $36,375.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 3 to the condensed interim financial statements, totaled $7,691,013 for the six-month period ended April 30, 2012 (2011 – $3,688,198) and consisted of $7,600,275 (2011 – $3,642,071) in exploration expenses; and $90,738 (2011 – $46,127) in acquisition costs. Stock-based compensation expenses related to Mining properties totaled $455,015 for the six-month period ended April 30, 2012 (2011 – $1,133,765). In addition, the Corporation recorded Tax credits receivable of $2,569,960 (2011 – nil) relating to these expenditures.

The Corporation has recognized its Investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at April 30, 2012, the fair value of the Investments held for trading was $17,900 compared to $13,200 as at October 31, 2011. The corresponding Unrealized gain on investments held for trading was $4,700 compared to an Unrealized loss of $2,200 for the six-month period ended April 30, 2011.

Liquidity and Capital Resources

Given the nature of the Corporation’s operations which are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates primarily to current liquidity, solvency and planned property expenditures. The Corporation’s financial success will depend on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity, quality and average unit cost of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures; and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation largely depends on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

Six-month period ended April 30, 2012 compared with the six-month period ended April 30, 2011

The Corporation’s main sources of funding are equity markets and the exercise of outstanding warrants and options.

As at April 30, 2012, the Corporation had cash of $16,617,894 (2011 – $25,818,694), of which nil (2011 – $8,394,254) was restricted in use for exploration expenditures pursuant to flow-through agreements, in addition to $22,452,413 (2011 – $25,106,341) invested in Canadian provincial government bonds and AAA-rated Canadian corporate bond securities and $17,900 (2011 – $29,400) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash and bonds which comprise most of Quest’s invested capital presents no significant risk.

The Corporation has no long-term borrowings.

During the six-month period ended April 30, 2012, the Corporation received cash proceeds of $11,000 (2011- $184,799) from the exercise of stock options and nil from the exercise of warrants (2011 – $6,234,498).

Based on its planned expenditures for fiscal 2012, the Corporation has sufficient funds for the conduct of business as presently contemplated.

Outstanding Share Data

As at June 11, 2012, there were 61,819,684 common shares and 5,568,334 stock options outstanding.

Commitments

The Corporation has a lease for its premises and other operating leases. For the next five years and thereafter, the Corporation’s minimum annual rental payments total $904,817 as detailed in Note 6 of the Notes to the condensed interim financial statements.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Income Taxes

A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions applicable to qualified Canadian exploration expense (CEE) are renounced in favour of the investors.

As at April 30, 2012, the Corporation had nil (2011 – $8,394,254) available to be renounced pursuant to its flow-through share arrangements, and had estimated non-capital tax loss carry-forwards amounting to $8,722,000.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation formerly retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. During the three and six-month periods ended April 30, 2012, the total amount for such services provided was nil and nil respectively (2011 – nil and $52,800 respectively, of which $30,400 was recorded in exploration and evaluation assets, and $22,400 in administration expenses).

The Corporation formerly retained the services of a director of the Corporation to carry out professional services. For the three and six-month periods ended April 30, 2012, the total amount charged for professional services by directors of the Corporation was nil and nil respectively (2011 – $15,000 and $24,000 respectively).

During the three and six-month periods ended April 30, 2012 and 2011, the Corporation incurred fees to a law firm in which an officer and director of the Corporation is a partner. For the three-month period ended April 30, 2012, the total amount for such services provided was $218,384, of which $190,994 was recorded in professional fees and $27,390 was recorded in Investor relations (2011 – $152,151 and nil respectively). For the six-month period ended April 30, 2012, the total amount for such services provided was $313,865, of which $286,475 was recorded in professional fees and $27,390 was recorded in Investor relations (2011 – $200,773 and nil respectively). As at April 30, 2012, an amount of $177,888 (October 31, 2011 – $56,094) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, investments and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at April 30, 2012. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments. The Corporation’s investments are held primarily in zero-coupon Canadian provincial government bonds or AAA-rated corporate bonds. The Corporation’s receivables consist primarily of commodity taxes receivable and tax credits receivable, and are therefore not subject to significant credit risk.

Interest earned on Canadian and U.S. deposits remained constant during the quarter. The rates as at April 30, 2012 for Canadian and U.S. funds were 1.20% (October 31, 2011 – 1.20%) and 0.10% (October 31, 2011 – 0.10%), respectively.

As at April 30, 2012, the weighted average effective interest rate on the Corporation’s investments was approximately 1.32% (October 31, 2011 – 0.91%).

In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. The Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation is not subject to any externally-imposed capital requirements either regulatory or contractual.

Critical Accounting Estimates

The Corporation’s condensed interim financial statements for the three and six-month periods ended April 30, 2012, include estimates and assumptions made by management relating to the results of operations, financial condition, contingencies, commitments and related disclosures. Actual results may vary from these estimates. Critical accounting estimates are discussed under the basis of preparation found in Note 2 of the condensed interim financial statements for the three-month period ended January 31, 2012.

Changes in Accounting Policy

The Corporation prepares its financial statements in accordance with IFRS. The Corporation’s accounting policies under IFRS are disclosed in the notes to the condensed interim financial statements for the three-month period ended January 31, 2012.

New standards issued not yet effective

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements have been disclosed in the condensed interim financial statements for the three-month period ended January 31, 2012 except for the following:

IFRS 7 Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosures about financial assets that have been transferred, but not derecognized, to enable the user of the Corporation’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets.

The Corporation adopted the amendment on November 1, 2011 and the adoption had no impact on the Corporation’s condensed interim financial statements.

Risk Factors

Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit depends upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The President and Chief Executive Officer and the Chief Financial Officer of the Corporation have caused management and other employees to design and document the Corporation’s disclosure controls and procedures.

No changes were made in the Corporation’s disclosure controls and procedures during the three and six-month period ended April 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Corporation’s ability to ensure that all relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Controls over Financial Reporting

The Corporation evaluated the design of its internal controls and procedures over financial reporting, as defined in Multilateral Instrument 52-109, for the six-month period ended April 30, 2012. There have been no changes in the Corporation’s internal controls over financial reporting that occurred during the quarter that have materially affected, or are likely to materially affect, the Corporation’s internal control over financial reporting.

Presentation of Mineral Reserve and Resource Estimates

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all the public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category.

Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.